October 9, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Sawai Pharmaceutical Co., Ltd.

Amendment No. 1 to Draft Registration Statement on Form F-4

Submitted September 18, 2020

CIK No. 0001816901

Ladies and Gentlemen:

At the request of Sawai Pharmaceutical Co., Ltd. (“Sawai Pharmaceutical”), we are responding to the comment letter, dated October 2, 2020, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to Amendment No. 1 to the Draft Registration Statement on Form F-4 (the “Draft Registration Statement”) confidentially submitted by Sawai Pharmaceutical on September 18, 2020. Concurrently with the submission of this letter, Sawai Pharmaceutical is submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”) via EDGAR.

The response of Sawai Pharmaceutical to the Staff’s comment is set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comment and have provided the response immediately below the comment. The page number reference in Sawai Pharmaceutical’s response is a reference to the page number of Amendment No. 2.

In addition to the amendments in response to the Staff’s comment, Sawai Pharmaceutical has amended certain portions of the Draft Registration Statement to provide updates or clarifications.

Sawai Pharmaceutical has not included as part of the submission of Amendment No. 2 all of the exhibits that are required to be included. Sawai Pharmaceutical plans to include the other exhibits in a later amendment to the Draft Registration Statement or in public filings of the Form F-4.

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Amendment No. 1 to Draft Registration Statement on Form F-4 submitted September 18, 2020

Directors of SGH Following the Share Transfer, page 68

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Please revise to disclose your response to prior comment 4 and clarify whether the new SGH entity will have the same senior management positions/roles as does Sawai Pharmaceutical. For example, we note your disclosure that Mitsuo Sawai, Kenzo Sawai, Kazuhiko Sueyoshi and Toru Terashima currently serve in various senior management positions/roles at Sawai Pharmaceutical based on their director biographies, such as President, Vice President and Chairman. Please add disclosure on whether or not your senior managers referenced above will hold similar positions in the new SGH entity. To the extent that your plan calls for material changes to your senior management in connection with the Share Transfer, please include relevant disclosure.

In response to the Staff’s comment, Sawai Pharmaceutical has revised the disclosure on page 68.

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Please do not hesitate to contact me by telephone at +81-3-5251-0232 or by email at masahisa.ikeda@shearman.com, or Toshiro Mochizuki by telephone at +81-3-5251-0210 or by email at toshiro.mochizuki@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc: Kazuhiko Sueyoshi, Director and Chief Financial Officer of Sawai Pharmaceutical

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